EXHIBIT 2.1


January 9, 2001



Mr. Robert L. Johnson
D.C. Air, LLC
1900 W Place NE
Washington, DC 20018-1211

US Airways Group, Inc.
2345 Crystal Drive
Arlington, Virginia 22227

Gentlemen:

         Reference is made to that certain Memorandum of Understanding, dated May 23, 2000, as amended, by and among Robert L. Johnson, UAL Corporation and US Airways Group, Inc. (the "Memorandum of Understanding"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Memorandum of Understanding.

         Each of UAL, US Airways and Mr. Johnson acknowledges that the provisions of the Memorandum of Understanding should be further amended. Accordingly, the parties hereto agree as follows:

         1. Section 3 of the Memorandum of Understanding is hereby amended by inserting at the end thereof the following:

     "Notwithstanding the foregoing, the parties agree that UAL and US Airways may engage in discussions with third party air carriers for the purpose of the formation and structure of DC Air ("DC Air Discussions") and addressing "hub-to-hub" competition issues that would materially impact the formation and structure of DC Air ("Hub-to-Hub Discussions"). Each party agrees to keep the other parties informed of any such DC Air Discussions or Hub-to-Hub Discussions and when it deems appropriate to include the others in such discussions. It is understood tha Rakesh Gangwal is hereby authorized to negotiate on behalf of DC Air (and that no representative of UAL is authorized to negotiate on behalf of DC Air); provided that any agreements, arrangements or understandings with any third party air carriers relating to the formation and structure of DC Air will in any event be subject to the approval of each party hereto."

         2. Section 4 of the Memorandum of Understanding is hereby deleted in its entirety.

         3. Section 6 of the Memorandum of Understanding is hereby amended to read in its entirety as follows:

         "6. Termination. This Agreement shall automatically terminate, and the obligations of the parties hereto shall immediately cease upon the occurrence of any of the following events: (i) termination of the Merger Agreement; (ii) deliver of written notice of termination by any party to the other parties hereto, which notice may not be delivered before March 1, 2001; or (iii) delivery of written notice of termination signed by any two parties to the other party.

         4. Section 7 of the Memorandum of Understanding is hereby amended to read in its entirety as follows:

         "7. Expenses. If, prior to the consummation of the transactions contemplated by this Agreement and the Term Sheet, this Agreement (or the Transaction Documents) is terminated for any reason other than solely as a result of a breach by Johnson, then US Airways shall, upon request of Johnson, reimburse Johnson for up to $3 million of his out-of-pocket expenses incurred in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, reasonable fees and expenses of accountants, attorneys and financial advisors, and costs and expenses associated with financing of the transactions contemplated hereby and thereby and regulatory compliance."

         5. The following is hereby inserted into the Memorandum of Understanding as a new Section 9:

         9. AMR Transactions. "If the Memorandum of Understanding dated as of January 9, 2001 (the "UAL-AMR MOU"), between UAL and AMR Corporation ("AMR") or the definitive documentation with respect to the transactions contemplated thereby (the "AMR Transactions") is terminated (a) by AMR in accordance with the terms thereof as a result of findings of AMR in the course of its due diligence expressly permitted by the UAL-AMR MOU, (b) by either AMR or UAL in accordance with the terms thereof at any time after August 1, 2001 as a result of the AMR Transactions not having been consummated by such date, (c) as a result of UAL informing AMR that it has reasonably concluded that any applicable Regulatory Authority (as defined in the UAL-AMR MOU) will not clear the UAL-US Airways Merger without changes or additions to the AMR Transactions or (d) by mutual agreement of AMR and UAL, then, in each case, Johnson shall cause the DC Air/AA Marketing Alliance Letter Agreement dated as of January 9, 2001 (the "AMR-DC Air Agreement"), among AMR, DC Air, LLC and Johnson to be terminated. In the event the UAL-AMR MOU or the definitive documentation with respect to the AMR Transactions is terminated for any reason other than as set forth in the previous sentence, the parties acknowledge that the AMR-DC Air Agreement shall remain in effect."

         6. Attachment I to the Memorandum of Understanding is hereby amended and replaced in its entirety by Attachment I hereto.

         If you are in agreement with the foregoing, please so indicate by signing the enclosed copy of this letter agreement and returning one signed copy to me and one signed copy to the other party hereto. This amendment shall become effective when signed by all the parties hereto.

                                         UAL CORPORATION


                                         By: /s/ Francesca M. Maher
                                            __________________________
                                            Name:   Francesca M. Maher
                                            Title:  Senior Vice President,
                                                    General Counsel and
                                                    Secretary


Acknowledged and agreed this
9th day of January 2001


/s/ Robert L. Johnson
-----------------------
Robert L. Johnson


US AIRWAYS GROUP, INC.


By: /s/ Lawrence M. Nagin
   ____________________________
   Name:  Lawrence M. Nagin
   Title: Executive Vice President,
          Corporate Affairs and
          General Counsel




                                                               ATTACHMENT I


                                   DC Air


1. Potomac Air will be the vehicle to create DC Air. The parties will reasonably agree as to any assets to be obtained by DC Air as part of the acquisition of Potomac Ai which are in addition to the operating certificate and other necessary authorizations and the assets specified in this Attachment I.

2.    Aircraft:

      o 8 Dash 8-200 turboprop leases obtained as part of the acquisition of Potomac Air

      o 18 Regional Jets configured with 50 seats, operated by Mesa and/or TransStates, under ASM purchase contracts currently in place assigned to DC Air

3.    Employees:

      o Necessary management structure to appropriately manage DC Air's operation

      o All Potomac Air employees will stay with Potomac Air when it transfers to DC Air, including the number and type of employees required to operate the 8 Dash 8-200s

4.    Slots:

      o 118 air carrier (jet) slots and 104 commuter slots at DCA. DC Air would also file to assume 6 EAS slots at DCA currently used by Air Midwest to serve Lewisburg and Morgantown/Clarksburg, West Virginia. If US Airways and/or its subsidiaries own more than 104 commuter slots at DCA, then the number of such commuter slots shall be increased by the amount of such excess, and the number of jet slots reduced by the amount of such excess, up to 12 slots

      o Exact slot times will be determined by United, US Airways and DC Air, so as to reasonably accommodate United's and DC Air's scheduled services. The parties recognize that both United and DC Air will need to make adjustments to ensure that both parties may offer viable schedules

5.    Airport Facilities:

      o DC Air will assume the leases for the following assets (to the extent suc assets are leased to US Airways) or otherwise purchase from US Airways at fair market value:

            - Seven gates at DCA (as previously identified by DC Air to United), contiguous or reasonably contiguous, that are appropriate for th operation of DC Air (necessary, sufficient and reasonably suited).

            - Ticket counter, ramp, aircraft parking, back office space, etc. at DCA, same conditions (necessary, sufficient and reasonably suited)

            - Ground handling equipment, spare parts, and other related assets at DCA, same conditions (necessary, sufficient and reasonably suited)

                The parties will reasonably agree upon the timing of the transfe of the facilities at DCA identified above.

      o United will provide DC Air with occasional use of the US Airways' line hangar at DCA at market rates to be negotiated, subject to United's operational requirements

6.    Services:

      o If requested by DC Air, United will provide the following services at "Market Rate" (if a spread exists in market rates, United will provide services a the low end of rates provided for comparable goods and services, and DC Air will have standard industry "out clauses") at those airports requested by DC Air which are serviced by United but not by American Airlines or American Eagle, provided, that with respect to LWB, MGW and CKB, United's obligations under this paragraph shall be solely to use its reasonable efforts to assist DC Air in obtaining such services at Market Rate from United Express;
            Schedule I sets forth a list of such airports:

            - Fuel, including in-aircraft servicing, for a period of five year
            -   Station handling, for a period of five years
            - Customary occasional use gate agreements, if gate is available when requested, for a period of five years

      o If requested by DC Air, United will provide to DC Air interline ticketing and baggage agreement (standard industry terms), for a period of five years

7.    Assignment: Buyer will not assign rights or obligations to another entity

8.    Working Capital

      o At time of closing Potomac Air will have $20 million in cash which will stay with Potomac Air when it transfers to DC Air

9. Change of control: If Robert L. Johnson and his affiliates cease to hold majority equity/control (other than through public offering) or dispose of all or substantially all of the assets, United will have no further obligations

10. Price: $141.2 Million plus (x) $250,000 of Potomac Air purchase price, (y) an amount equal to the fair market value of assets (other than leases) sold or contributed to DC Air or Potomac Air (other than pursuant to paragraphs 2, 3, 4 and 8 above, the shares of stock of Potomac Air and the operating certificate and similar authorizations of Potomac Air) (DC Air anticipates such amount to be approximately $8 Million) and (z) $20 million of cash pursuant to paragraph 8.

11. Liabilities: Buyer will assume in the definitive documentation all liabilities primarily related to the DC Air business

12. Indemnification: United's obligation to indemnify Buyer in the definitive documentation shall be limited to (x) in the case of losses relating to any breach of a representation or warranty, 40% of the purchase price paid to United by Buyer, and (y) in the case of all losses, the purchase price paid by Buyer



                                                                 SCHEDULE I




Allentown, PA (ABE)
Roanoke, VA (ROA)
Charleston, SC (CHS)
Charleston, WV (CRW)
Columbia, SC (CAE)
Lewisburg, WV (LWB)
Morgantown, WV (MGW)
Clarksburg, WV (CKB)